UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Guess?, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

401617 10 5

(CUSIP Number)

Maurice Marciano

Guess?, Inc.

1444 South Alameda Street

Los Angeles, CA 90021

(213) 765-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 401617 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Maurice Marciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Item 2(d) ☐ Item 2(e) ☐

6.	Citizenship or Place of Organization Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,326,560

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 16,456,348

	10.	Shared Dispositive Power 2,329,942*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,791,023*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%*

14.	Type of Reporting Person (See Instructions) IN

* Includes shares which are also deemed to be beneficially owned by Maurice Marciano’s brother, Paul Marciano, and includable in reports on Schedule 13G filed by Paul Marciano.  If the potential double counting were eliminated, Maurice Marciano would be deemed to beneficially own 18.9% of the shares that would be outstanding.

This Amendment No. 9 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by Maurice Marciano with the Securities and Exchange Commission on June 10, 2003, as amended by filings on June 21, 2004, July 8, 2004, October 21, 2004, May 15, 2006, February 20, 2007, July 23, 2007, October 18, 2007 and April 23, 2008.  Capitalized terms used in this Amendment No. 9 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 9 is being made primarily to reflect the sales of shares for portfolio diversification and estate planning purposes.  Except as otherwise set forth herein, this Amendment No. 9 does not modify any of the information previously reported by Maurice Marciano in the Schedule 13D as amended to date.

Item 5.	Interest in Securities of the Issuer

(a) As of January 29, 2010, Mr. Marciano may be deemed to beneficially own 19,791,023 shares of Common Stock which represents 21.4% of the 92,521,331 shares of the Common Stock that would be outstanding if he were to exercise all options exercisable within 60 days.  Of these shares, the following shares are also includable in Section 13 reports by his brother, Paul Marciano: 2,329,942 shares as a result of shared investment power over such shares, 2,299,491 shares as a result of Paul Marciano’s shared voting power over such shares and 1,004,733 shares as a result of Paul Marciano’s sole investment power over such shares.  If the 2,269,705 of these shares in which Maurice Marciano holds no pecuniary interest are subtracted to eliminate double counting, Maurice Marciano would be deemed to beneficially own 18.9% of such outstanding shares.  As of December 4, 2009, there were 92,376,131 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended October 31, 2009.

(b) The 19,791,023 shares that may be deemed to be beneficially owned by Maurice Marciano, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, are held as follows:

Manner of Holding	Number of shares		Voting Power	Investment Power
Direct	49,150		Sole	Sole

As sole trustee of Maurice Marciano Trust	13,561,928		Sole	Sole

As sole trustee of Maurice Marciano Gift Trust FBO Caroline Marciano	70		Sole	Sole

As member of Marciano Financial Holdings II, LLC	2,329,942	*	Sole as to 815,479 None as to remainder	Shared

As member of MNM Capital Holdings, LLC	2,600,000		Sole as to 650,000 None as to remainder	Sole

As trustee of a member of G Financial Holdings, LLC	1,000,000	**	Sole	None

As president of Maurice Marciano Family Foundation	100,000	***	Sole	Sole

As sole trustee of JS GRAT	4,733	**	Sole	None

Exercisable options	145,200		Sole	Sole

* Maurice Marciano has a pecuniary interest in only 1,164,970 of these shares.  Because investment power over all shares held by this entity is shared with his brother, Paul Marciano, all of these shares also may be deemed to be beneficially owned by Paul Marciano.

** Maurice Marciano has no pecuniary interest in these shares. Because investment power over all shares held by this entity is held by his brother, Paul Marciano, all of these shares also may be deemed to be beneficially owned by Paul Marciano.

*** Maurice Marciano has no pecuniary interest in these shares, which are owned by a charitable trust.

(c) During the past sixty days, Mr. Marciano may be deemed to have effected the following sales pursuant to routine brokerage transactions in the open market.

Date	Number of Shares		Price per Share
December 4, 2009	145,000		$42.62
December 4, 2009	300,000		$42.55
December 7, 2009	55,000		$42.65
December 7, 2009	50,000	*	$42.58
December 7, 2009	135,000	*	$42.50
December 9, 2009	115,000	*	$42.00
December 9, 2009	200,000		$42.00
December 11, 2009	20,000		$44.61	**
December 14, 2009	100,000	*	$44.40
December 14, 2009	10,000	***	$44.40
December 16, 2009	100,000	*	$44.03
December 17, 2009	36,000	*	$43.50
December 21, 2009	100,000	*	$43.40
December 21, 2009	50,000	*	$43.25
December 22, 2009	50,000	*	$43.27
December 22, 2009	64,000	*	$43.25
December 22, 2009	68,100		$43.20
December 22, 2009	18,000	***	$43.23
December 22, 2009	72,000	***	$43.24
December 23, 2009	31,900		$43.50
December 23, 2009	107,550		$43.20
January 4, 2010	25,000		$43.10
January 5, 2010	50,000		$43.70
January 5, 2010	225,000		$43.60
January 8, 2010	99,256		$44.83
January 12, 2010	53,195		$43.52	****

* Mr. Marciano has a pecuniary interest in only a portion of these shares sold by Marciano Financial Holdings II, LLC.

** The reported price represents the weighted average price for shares sold in multiple transactions ranging from $44.57 to $44.70.  The details of the amounts and prices will be provided to the Issuer, any shareholder of the Issuer or the SEC on request.

*** Mr. Marciano has no pecuniary interest in these sales by the Maurice Marciano Family Foundation, a charitable foundation.

**** The reported price represents the weighted average price for shares sold in multiple transactions ranging from $42.99 to $43.89.  The details of the amounts and prices will be provided to the Issuer, any shareholder of the Issuer or the SEC on request.  Mr. Marciano has no pecuniary interest in these sales.

(d) Except as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 29, 2010

/s/ Maurice Marciano

MAURICE MARCIANO